March 20, 2026

AnhCo Thieu Nguyen
President and Chief Executive Officer
Atara Biotherapeutics, Inc.
1280 Rancho Conejo Blvd.
Thousand Oaks, CA 91320

       Re: Atara Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 17, 2026
           File No. 333-294377
Dear AnhCo Thieu Nguyen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Carlton Fleming, Esq.